Barclays Bank PLC Market Linked Securities	Filed Pursuant to Rule 433 Registration Statement No. 333-232144

Market Linked Securities – Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the SPDR® S&P® Regional Banking ETF, the Nasdaq-100 Index® and the Russell 2000® Index due February 27, 2025

Term Sheet dated February 2, 2022 to Preliminary Pricing Supplement dated February 2, 2022 (the “PPS”)

Summary of Terms

Issuer	Barclays Bank PLC
Term	Approximately 3 years
Reference Assets	SPDR® S&P® Regional Banking ETF, Nasdaq-100 Index® and Russell 2000® Index (each, a “Market Measure”)
Pricing Date	February 28, 2022[1]
Issue Date	March 3, 2022[1]
Stated Maturity Date	February 27, 2025[1]
Original Offering Price[2]	$1,000 per security (100% of par)
Contingent Coupon Payments	See “How contingent coupon payments are calculated” on page 2
Contingent Coupon Rate	At least 11.25% per annum, to be determined on the Pricing Date
Automatic Call	See “How to determine if the securities will be automatically called” on page 2
Calculation Days	Quarterly, on the 24th of each February, May, August and November, commencing May 2022 and ending February 2025, provided that the February 2025 calculation day will be the final calculation day[1]
Final Calculation Day	February 24, 2025[1]
Maturity Payment Amount	See “How the maturity payment amount is calculated” on page 2
Lowest Performing Market Measure	See “How the lowest performing Market Measure is determined” on page 2
Starting Value	For each Market Measure, its closing value on the pricing date[3]
Ending Value	For each Market Measure, its closing value on the final calculation day[3]
Threshold Value	For each Market Measure, 70% of its starting value
Calculation Agent	Barclays Bank PLC
Denominations	$1,000 and any integral multiple of $1,000
CUSIP/ISIN	06748XCA7 / US06748XCA72
Agent Discount	Up to 2.125%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 1.50% and WFA will receive a distribution expense fee of 0.075%. Selected dealers may receive a fee of up to 0.10% for marketing and other services.

Investment Description

•	Linked to the lowest performing of the SPDR® S&P® Regional Banking ETF, the Nasdaq-100 Index® and the Russell 2000® Index (each referred to as a “Market Measure”). The SPDR® S&P® Regional Banking ETF is sometimes referred to herein as the “Fund” and the Nasdaq-100 Index® and the Russell 2000® Index are sometimes collectively referred to herein as the “Indices” and individually as an “Index.”

•	Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not guarantee any return of principal at stated maturity and are subject to potential automatic call prior to stated maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to stated maturity and, if the securities are not automatically called, whether you are repaid the original offering price of your securities at stated maturity will depend in each case on the closing value of the lowest performing Market Measure on the relevant calculation day. The lowest performing Market Measure on any calculation day is the Market Measure that has the lowest performance factor on that calculation day, calculated for each Market Measure as the closing value of that Market Measure on that calculation day divided by its starting value.

•	Contingent Coupon. The securities will pay a contingent coupon on a quarterly basis until the earlier of stated maturity or automatic call if the closing value of the lowest performing Market Measure on the calculation day for the relevant quarter is greater than or equal to its threshold value. However, if the closing value of the lowest performing Market Measure on a calculation day is less than its threshold value, you will not receive any contingent coupon for the relevant quarter. The contingent coupon rate will be determined on the pricing date and will be at least 11.25% per annum.

•	Automatic Call. If the closing value of the lowest performing Market Measure on any of the quarterly calculation days from August 2022 to November 2024, inclusive, is greater than or equal to its starting value, the securities will be automatically called for the original offering price plus the contingent coupon payment otherwise due. The securities will not be subject to automatic call until approximately six months after their issue date.

•	Potential Loss of Principal. If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if the closing value of the lowest performing Market Measure on the final calculation day is greater than or equal to its threshold value. If the closing value of the lowest performing Market Measure on the final calculation day is less than its threshold value, you will lose more than 30%, and possibly all, of the original offering price of your securities.

•	The threshold value of each Market Measure is equal to 70% of its starting value.

•	You will not participate in any appreciation of any Market Measure.

•	Your return on the securities will depend solely on the performance of the Market Measure that is the lowest performing Market Measure on each calculation day. You will not benefit in any way from the performance of the better performing Market Measures. Therefore, you will be adversely affected if any Market Measure performs poorly, even if the other Market Measures perform favorably.

•	Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (as described in the PPS) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the securities. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in the PPS and “Risk Factors” in the accompanying prospectus supplement.

•	No periodic interest payments or dividends

•	No exchange listing; designed to be held to maturity

1 Expected. In the event that we make any change to the expected pricing date or issue date, the calculation days, including the final calculation day, and/or the stated maturity date may be changed so that the stated term of the securities remains the same.

2 The issuer’s estimated value of the securities on the pricing date, based on its internal pricing models, is expected to be between $909.30 and $939.30 per security. The estimated value is expected to be less than the original offering price of the securities. See “Additional Information Regarding Our Estimated Value of the Securities” on page PPS-6 of the PPS.

3 For information regarding how the “closing value” is determined, please see “Terms of the Securities” in the accompanying PPS.

THIS TERM SHEET DOES NOT PROVIDE ALL OF THE INFORMATION THAT AN INVESTOR SHOULD CONSIDER PRIOR TO MAKING AN INVESTMENT DECISION. The securities will have the terms specified in the prospectus dated August 1, 2019, the prospectus supplement dated August 1, 2019, the prospectus supplement addendum dated February 18, 2021 and the underlying supplement dated August 1, 2019, as supplemented or superseded by the PPS. The securities have complex features, and investing in the securities involves risks not associated with an investment in conventional debt securities. Investors should carefully consider the terms of the securities set forth in the aforementioned documents.

The securities constitute our unsecured and unsubordinated obligations. The securities are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Notwithstanding and to the exclusion of any other term of the securities or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the securities, by acquiring the securities, each holder and beneficial owner of the securities acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” in the PPS.

How the lowest performing Market Measure is determined

The lowest performing Market Measure on any calculation day is the Market Measure that has the lowest performance factor on that calculation day, calculated for each Market Measure as the closing value of that Market Measure on that calculation day divided by its starting value.

How contingent coupon payments are calculated

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if the closing value of the lowest performing Market Measure on the related calculation day is greater than or equal to its threshold value.

Each “contingent coupon payment,” if any, will be calculated per security as follows:

($1,000 × contingent coupon rate) / 4

The contingent coupon rate will be determined on the pricing date and will be at least 11.25% per annum. Any contingent coupon payments will be rounded to the nearest cent, with one-half cent rounded upward.

If the closing value of the lowest performing Market Measure on any calculation day is less than its threshold value, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the closing value of the lowest performing Market Measure is less than its threshold value on all quarterly calculation days, you will not receive any contingent coupon payments over the term of the securities.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any, even if the closing value of the lowest performing Market Measure on any call date significantly exceeds its starting value. You will not participate in any appreciation of any Market Measure.

How to determine if the securities will be automatically called

If the closing value of the lowest performing Market Measure on any of the quarterly calculation days from August 2022 to November 2024, inclusive, is greater than or equal to its starting value, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security in U.S. dollars equal to the original offering price plus the contingent coupon payment otherwise due. The securities will not be subject to automatic call until the second quarterly calculation day, which is approximately six months after the issue date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date. You will not receive any notice from us if the securities are automatically called.

How the maturity payment amount is calculated

If the securities are not automatically called prior to the stated maturity date, you will receive on the stated maturity date a cash payment per security in U.S. dollars equal to the maturity payment amount (in addition to any contingent coupon payment otherwise due). The maturity payment amount per security will equal:

•	if the ending value of the lowest performing Market Measure on the final calculation day is greater than or equal to its threshold value: $1,000; or

•	if the ending value of the lowest performing Market Measure on the final calculation day is less than its threshold value:

$1,000 × performance factor of the lowest performing Market Measure on the final calculation day

If the securities are not automatically called prior to stated maturity and the ending value of the lowest performing Market Measure on the final calculation day is less than its threshold value, you will lose more than 30%, and possibly all, of the original offering price of your securities at stated maturity.

Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the securities.

Hypothetical Payout Profile

The profile to the right illustrates the potential maturity payment amount on the securities (excluding any contingent coupon payment otherwise due) for a range of hypothetical performances of the lowest performing Market Measure on the final calculation day from its starting value to its ending value, assuming the securities have not been automatically called prior to the stated maturity date.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending value of the lowest performing Market Measure on the final calculation day and whether you hold your securities to stated maturity. The performance of the better performing Market Measures is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to stated maturity, you will receive the original offering price of your securities plus the contingent coupon payment otherwise due. In the event the securities are automatically called, your total return on the securities will equal any contingent coupon payments received prior to the call settlement date and the contingent coupon payment received on the call settlement date.

If the securities are not automatically called: If the securities are not automatically called prior to stated maturity, the following table illustrates, for a range of hypothetical performance factors of the lowest performing Market Measure on the final calculation day, the hypothetical maturity payment amount payable at stated maturity per security (excluding any contingent coupon payment otherwise due). The performance factor of the lowest performing Market Measure on the final calculation day is calculated as its ending value divided by its starting value.

Hypothetical performance factor of lowest performing Market Measure on final calculation day	Hypothetical maturity payment amount per security
175.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
70.00%	$1,000.00
69.00%	$690.00
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
25.00%	$250.00

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the maturity payment amount received at maturity (excluding any contingent coupon payment otherwise due); any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual ending value of the lowest performing Market Measure on the final calculation day. The performance of the better performing Market Measures is not relevant to your return on the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in any of the Market Measures or any of the securities composing or held by the Market Measures or composing the underlying index (as defined in the accompanying PPS). You should carefully review the risk disclosures set forth under the “Risk Factors” section of the prospectus supplement and the “Selected Risk Considerations” section in the accompanying PPS. The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying PPS.

•	If The Securities Are Not Automatically Called Prior to Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.

•	The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Quarterly Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.

•	The Securities Are Subject To The Full Risks Of Each Market Measure And Will Be Negatively Affected If Any Market Measure Performs Poorly, Even If The Other Market Measures Perform Favorably.

•	You May Be Fully Exposed To The Decline In The Lowest Performing Market Measure On The Final Calculation Day From Its Starting Value, But Will Not Participate In Any Positive Performance Of Any Market Measure.

•	Your Return On The Securities Will Depend Solely On The Performance Of The Market Measure That Is The Lowest Performing Market Measure On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Market Measures.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	You Will Be Subject To Reinvestment Risk.

•	You Will Be Subject To Risks Resulting From The Relationship Between The Market Measures.

•	Any Payment On The Securities Will Be Determined Based On The Closing Values Of The Market Measures On The Dates Specified.

•	Owning The Securities Is Not The Same As Owning The Fund Or The Securities Composing Or Held By Any Or All Of The Market Measures.

•	No Assurance That The Investment View Implicit In The Securities Will Be Successful.

•	The U.S. Federal Income Tax Consequences Of An Investment In The Securities Are Uncertain.

•	The Securities Are Subject To The Credit Risk Of Barclays Bank PLC.

•	You May Lose Some Or All Of Your Investment If Any U.K. Bail-In Power Is Exercised By The Relevant U.K. Resolution Authority.

•	The Equity Securities Held By The Fund Are Concentrated In The Regional Banking Industry.

•	There Are Risks Associated With Investments In Securities Linked To The Value Of Non-U.S. Equity Securities With Respect To The Nasdaq-100 Index®.

•	The Securities Are Subject To Small-Capitalization Companies Risk With Respect To The Russell 2000® Index.

•	Certain Features Of The Fund Will Impact The Value Of The Securities

•	Adjustments To The Fund Or The Underlying Index Could Adversely Affect The Value Of The Securities And The Amount You Will Receive At Maturity.

•	Anti-Dilution Protection Is Limited, And The Calculation Agent Has Discretion To Make Anti-Dilution Adjustments With Respect To The Fund.

•	Each Index Reflects The Price Return Of The Securities Composing That Index, Not The Total Return.

•	We Cannot Control Actions Of Any Of The Unaffiliated Companies Whose Securities Are Included In The Fund, The Underlying Index Or As Components Of The Market Measures.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor, The Fund Sponsor Or The Underlying Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.

•	Adjustments To The Indices Could Adversely Affect The Value Of The Securities And The Amount You Will Receive At Maturity.

•	The Historical Performance Of The Market Measures Is Not An Indication Of Their Future Performance.

•	Potentially Inconsistent Research, Opinions Or Recommendations By Barclays Capital Inc., Wells Fargo Securities, LLC Or Their Respective Affiliates.

•	We, Our Affiliates And Any Other Agent And/Or Participating Dealer May Engage In Various Activities Or Make Determinations That Could Materially Affect Your Securities In Various Ways And Create Conflicts Of Interest.

•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•	The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	The Estimated Value Of Your Securities Is Expected To Be Lower Than The Original Offering Price Of Your Securities.

•	The Estimated Value Of Your Securities Might Be Lower If Such Estimated Value Were Based On The Levels At Which Our Debt Securities Trade In The Secondary Market.

•	The Estimated Value Of The Securities Is Based On Our Internal Pricing Models, Which May Prove To Be Inaccurate And May Be Different From The Pricing Models Of Other Financial Institutions.

•	The Estimated Value Of Your Securities Is Not A Prediction Of The Prices At Which You May Sell Your Securities In The Secondary Market, If Any, And Such Secondary Market Prices, If Any, Will Likely Be Lower Than The Original Offering Price Of Your Securities And May Be Lower Than The Estimated Value Of Your Securities.

•	The Temporary Price At Which We May Initially Buy The Securities In The Secondary Market And The Value We May Initially Use For Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative Of Future Prices Of Your Securities.

Not suitable for all investors

Investment suitability must be determined individually for each investor. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances. You should also review carefully the “Selected Risk Considerations” beginning on page PPS-12 of the accompanying PPS and the “Risk Factors” beginning on page S-7 of the prospectus supplement for risks related to an investment in the securities. For more information about the Indices, please see the sections titled “The SPDR® S&P® Regional Banking ETF,” “The Nasdaq-100 Index®” and “The Russell 2000® Index” in the PPS.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus dated August 1, 2019, the prospectus supplement dated August 1, 2019, the prospectus supplement addendum dated February 18, 2021, the underlying supplement dated August 1, 2019, the PPS and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Consult your tax advisor

Investors should review carefully the accompanying PPS, prospectus, prospectus supplement, prospectus supplement addendum and underlying supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

As used in this term sheet, “we,” “us” and “our” refer to Barclays Bank PLC. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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